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                            July 14, 2021

       Rory Byrne
       Chief Executive Officer
       Dole plc
       29 North Anne Street
       Dublin 7
       D07 PH36
       Ireland

                                                        Re: Dole plc
                                                            Registration
Statement on Form F-1
                                                            Filed July 2, 2021
                                                            File No. 333-257621

       Dear Mr. Byrne:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed July 2, 2021

       General

   1.                                                   Please file as exhibits
to your registration statement copies of Dole Food
                                                        Company   s senior
secured notes and credit facilities pursuant to Regulation S-K, Item
                                                        601, or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rory Byrne
Dole plc
July 14, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameRory Byrne
                                                           Division of
Corporation Finance
Comapany NameDole plc
                                                           Office of Life
Sciences
July 14, 2021 Page 2
cc:       P. Michelle Gasaway, Esq.
FirstName LastName